# Form C

## Cover Page

**Name of issuer:**

Fringe Golf Incorporated

**Legal status of issuer:**

> **Form:**
>
> Corporation
>
> **Jurisdiction of Incorporation/Organization:**
>
> DE
>
> **Date of organization:**
>
> 10/14/2025

**Physical address of issuer:**

120 Tudor Street
Boston, MA 02127

**Website of issuer:**

https://fringegolfus.com

**Name of intermediary through which the offering will be conducted:**

Wefunder Portal LLC

**CIK number of intermediary:**

0001670254

**SEC file number of intermediary:**

007-00033

**CRD number, if applicable, of intermediary:**

283503

**Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:**

7.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

**Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:**

No

**Type of security offered:**

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

**Describe the security offered:**

Simple Agreement for Future Equity (SAFE)

---

Target number of securities to be offered:

50,000

---

Price:

$1.00

---

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1; each investment is convertible to one share of stock as described under Item 13.

---

Target offering amount:

$50,000.00

---

Oversubscriptions accepted:

☑ Yes
☐ No

---

Disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

**Describe how oversubscriptions will be allocated:**

As determined by the issuer

---

Maximum offering amount (if different from target offering amount):

$1,235,000.00

---

Deadline to reach the target offering amount:

4/30/2027

---

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.**

Current number of employees:

2

| | Most recent fiscal year-end: | Prior fiscal year-end: |
|---|---|---|
| Total Assets: | $2,349.00 | $0.00 |
| Cash & Cash Equivalents: | $518.00 | $0.00 |
| Accounts Receivable: | $0.00 | $0.00 |
| Current Liabilities: | $2,929.00 | $0.00 |
| Non-Current Liabilities: | $0.00 | $0.00 |
| Revenues/Sales: | $3,760.00 | $0.00 |
| Cost of Goods Sold: | $2,442.00 | $0.00 |
| Taxes Paid: | $0.00 | $0.00 |

Taxes Paid: $0.00 $0.00
Net Income: ($12,768.00) $0.00

**Select the jurisdictions in which the issuer intends to offer the securities:**

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

# Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

## THE COMPANY

**1. Name of issuer:**

Fringe Golf Incorporated

### COMPANY ELIGIBILITY

2. ☑ **Check this box to certify that all of the following statements are true for the issuer.** ⑦

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes
☑ No

### DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

| Director | Principal Occupation | Main Employer | Year Joined |
|---|---|---|---|
| Wesley Bevins | CEO | Fringe Golf | 2025 |
| Jeffrey Resten | Hi Marley | Senior Data Analyst | 2025 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

## OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.



| Officer | Positions Held | Year Joined |
|---|---|---|
| Patricia Holbrook | Secretary | 2025 |
| Wesley Bevins | CEO | 2025 |
| Jeffrey Resten | President | 2025 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

## PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.



| Name of Holder | % of Voting Power Prior to Offering |
|---|---|
| Jeffrey Resten | 20%+ |
| Wesley Bevins | 20%+ |

## Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

## RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The golf apparel industry is subject to changing fashion trends, consumer preferences, and style cycles. Our success depends on our ability to anticipate and respond to evolving tastes in golf fashion, design products that resonate with our target customers, and maintain a brand image that is perceived as premium and desirable. Fashion risk is inherent in the apparel business&mdash;products that we design and produce may not achieve market acceptance, and inventory that fails to sell can result in markdowns, excess inventory costs, and reduced profitability. We have limited operating history and market data to inform our product development decisions. If we misjudge consumer preferences, fail to introduce new products that appeal to customers, or are unable to differentiate our products from competitors, our sales and brand reputation could suffer. Additionally, the lead times required for apparel production mean that we must commit to product designs and inventory purchases well in advance of selling seasons, increasing the risk of misalignment with market demand.

demand.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Fringe Golf Incorporated was incorporated in October 2025 and has a very limited operating history upon which investors can evaluate our business model, financial performance, and future prospects. We are in the growth stage of our business and face all the risks inherent in a new enterprise operating in the highly competitive golf apparel and accessories market. Our business model of selling premium golf apparel through direct-to-consumer e-commerce channels and organizing golf tournament events has not been fully tested or proven at scale. We may encounter unforeseen expenses, difficulties, complications, and delays as we develop our business. There can be no assurance that we will be successful in addressing the challenges faced by an early-stage company or that our business strategy will prove viable in the marketplace.

Fringe Golf currently has only two employees who are responsible for all aspects of our business operations, including product development, marketing, sales, operations, and strategic planning. Our future success depends almost entirely on the continued services and performance of this small team. The loss of either key team member, whether due to resignation, disability, death, or other circumstances, could have a severe adverse effect on our ability to operate the business and execute our growth strategy. Given our limited resources, we may face significant challenges in attracting, training, and retaining qualified personnel to replace any departing team members or to expand our team as needed. We do not maintain key person life insurance on any members of our team. The concentration of critical business knowledge and relationships in such a small team creates substantial operational risk for the company.

The golf apparel and accessories market is highly competitive and dominated by well-established brands with substantial financial resources, extensive distribution networks, strong brand recognition, and loyal customer bases. We compete against major athletic apparel companies that have diversified into golf wear, as well as golf-specific brands that have been operating for decades. These competitors have significantly greater capital, marketing budgets, design resources, manufacturing capabilities, and retail relationships than we do. Many of our competitors can leverage economies of scale in production and distribution that we cannot match at our current size. They also have established relationships with professional golfers, tour sponsorships, and presence in pro shops and retail stores that provide them with competitive advantages in brand visibility and customer acquisition. Our ability to compete effectively and gain market share against these established players is uncertain, and we may be forced to modify our pricing, product strategy, or business model in response to competitive pressures, which could adversely affect our profitability and growth prospects.

Fringe Golf operates a business model that encompasses e-commerce sales of apparel and accessories, tournament event organization, and plans to expand into wholesale distribution to golf clubs and pro shops. Managing these diverse revenue streams requires different operational capabilities, expertise, and resources. Our e-commerce business requires effective digital marketing, inventory management, fulfillment operations, and customer service. Our tournament series requires event planning, venue relationships, participant management, and logistics coordination. Expanding into wholesale distribution will require sales team development, retailer relationship management, and different inventory and fulfillment approaches. With only two employees and limited capital, we face significant challenges in effectively executing across all these business lines simultaneously. We may need to prioritize certain aspects of our business over others, which could limit our growth potential. There is no assurance that we can successfully manage the operational complexity of our multi-faceted business model or that all revenue streams will prove profitable.

Fringe Golf has limited cash reserves and will need to raise substantial additional capital to fund our planned marketing initiatives, inventory purchases, team expansion, product development, and operational expenses. Our use of funds includes significant planned expenditures for digital performance marketing, influencer partnerships, pop-up events, hiring key personnel, developing seasonal product collections, and expanding into wholesale distribution. There can be no assurance that we will be able to obtain additional financing when needed or on terms acceptable to the company. Our ability to raise capital may be affected by factors beyond our control, including market conditions, investor sentiment toward early-stage consumer brands, our financial performance, and general economic conditions. If we are unable to obtain sufficient additional financing, we will be required to reduce the scope of our planned operations, curtail marketing and growth initiatives, delay product launches, or potentially cease operations altogether. Any future equity financing will result in dilution to existing investors, and debt financing, if available, may impose restrictive covenants that limit our operational flexibility.

Fringe Golf has not achieved profitability since inception and expects to continue incurring operating losses for the foreseeable future. As a growth-stage company in the competitive golf apparel market, we anticipate that our expenses will increase substantially as we

As a growth-stage company in the competitive golf apparel market, we anticipate that our expenses will increase substantially as we invest in marketing and brand building, expand our product lines, hire additional personnel, increase inventory levels, and develop our wholesale distribution channels. The costs associated with customer acquisition in the direct-to-consumer e-commerce space can be significant, and there is no guarantee that our marketing expenditures will generate sufficient revenue to achieve profitability. Our ability to achieve and sustain profitability depends on numerous factors, many of which are beyond our control, including our ability to generate sufficient sales volume, maintain acceptable product margins, control operating expenses, and achieve economies of scale. If we are unable to achieve profitability, we may be unable to continue operations, and investors could lose their entire investment.

Demand for golf apparel and participation in golf activities is subject to seasonal variations, with peak demand typically occurring during warmer months in most geographic markets. This seasonality affects our sales patterns, inventory planning, cash flow, and working capital requirements. We must accurately forecast demand and manage inventory levels for different seasons, and any miscalculation could result in excess inventory, stockouts, or the need for markdowns. Additionally, golf apparel and accessories are discretionary consumer purchases that are sensitive to general economic conditions, consumer confidence, and disposable income levels. During economic downturns or periods of reduced consumer spending, customers may delay or reduce purchases of premium golf apparel, which could materially adversely affect our revenue and financial performance. Our tournament business is also subject to seasonal factors and may be affected by weather conditions, which are beyond our control.

Fringe Golf relies on third-party suppliers and manufacturers to produce our golf apparel and accessories. We do not own or operate any manufacturing facilities and have limited control over our suppliers' operations, production capacity, quality control, labor practices, or delivery schedules. Our business is vulnerable to supply chain disruptions caused by various factors, including raw material shortages, manufacturing delays, quality control issues, labor disputes, transportation and logistics challenges, natural disasters, geopolitical events, trade disputes, tariffs, and global health crises. Any significant disruption in our supply chain could result in our inability to fulfill customer orders in a timely manner, increased costs, product quality issues, or inventory shortages, any of which could damage our brand reputation and customer relationships. We may have limited ability to quickly shift production to alternative suppliers if problems arise. Additionally, as we plan to develop performance fabrics and expand our product offerings, we may face challenges in identifying and qualifying suppliers who can meet our specifications and quality standards.

Fringe Golf operates primarily as a direct-to-consumer e-commerce business, and our revenue depends on the continuous and reliable operation of our website, e-commerce platform, payment processing systems, and related technology infrastructure. We rely on third-party service providers for critical functions including website hosting, e-commerce platform services, payment processing, email marketing, customer relationship management, and digital advertising platforms such as Meta, TikTok, and Google. Any disruption, failure, or degradation in the performance of these third-party services could prevent customers from accessing our website, completing purchases, or receiving marketing communications. We have limited control over these third-party providers and their operations, security measures, or business continuity plans. Service outages, cyber attacks, technical failures, changes in service terms, price increases, or discontinuation of services by these providers could materially disrupt our business operations. Additionally, changes to algorithms, policies, or advertising costs on digital marketing platforms could significantly impact our customer acquisition costs and marketing effectiveness.

As an e-commerce business operating across multiple states and internationally in over 26 countries, Fringe Golf is subject to a complex and evolving array of federal, state, local, and international laws and regulations. These include consumer protection laws, e-commerce regulations, sales tax collection and remittance requirements, data privacy and security laws (including GDPR in Europe and various state privacy laws in the United States), advertising and marketing regulations, product labeling and safety requirements, textile and apparel regulations, and import/export laws. Compliance with these diverse and sometimes conflicting legal requirements is costly and time-consuming, particularly for a small company with limited resources. Changes to existing laws or the adoption of new regulations could require us to modify our business practices, implement new compliance procedures, or restrict certain operations. Failure to comply with applicable laws and regulations could result in fines, penalties, litigation, reputational harm, or restrictions on our ability to conduct business in certain jurisdictions. As we expand our wholesale distribution to golf clubs and pro shops, we may become subject to additional regulatory requirements.

Our e-commerce business requires us to collect, store, and process customer personal information, including names, addresses, email addresses, phone numbers, and payment card information. This makes us a potential target for cyber attacks, data breaches, and other security incidents. Despite security measures we may implement, our systems and those of our third-party service providers may be vulnerable to hacking, phishing attacks, malware, ransomware, employee error or malfeasance, and other security threats. A security breach or unauthorized access to customer data could result in theft of customer information, fraudulent transactions, disruption of our operations, damage to our reputation and brand, loss of customer trust, and legal liability. We could face regulatory investigations, fines, and penalties under data privacy laws, as well as civil litigation from affected customers. The costs of responding to and remediating a security incident, including forensic investigations, customer notification, credit monitoring services, legal fees, and system repairs, could be substantial. As cyber threats continue to evolve in sophistication, we may need to invest significant resources in cybersecurity measures, and there can be no assurance that our security measures will be adequate to prevent all security incidents.

The success of Fringe Golf depends in part on our ability to protect our brand name, logo, product designs, and other intellectual property. We rely on trademark rights, trade dress, copyrights, and trade secrets to protect our intellectual property, but we may not have obtained comprehensive protection for all aspects of our brand and products. The process of obtaining trademark registrations is costly and time-consuming, and there is no guarantee that any applications will be approved. Our intellectual property rights may be challenged, invalidated, or circumvented by others. Additionally, the apparel industry is characterized by frequent claims of design copying and trademark infringement. We may face claims from other parties alleging that our products, brand name, or marketing materials infringe their intellectual property rights. Defending against such claims, even if without merit, can be expensive and time-consuming and could divert management attention from operating the business. Conversely, we may need to take legal action to protect our own intellectual property rights, which would also be costly. Unauthorized use of our brand or designs by third parties, particularly in online marketplaces, could damage our brand reputation and result in lost sales.

Investors in this offering are purchasing Simple Agreements for Future Equity (SAFEs), which are not equity securities and do not represent current ownership in Fringe Golf. A SAFE is a contractual right to receive equity in the future upon the occurrence of specific triggering events, typically a future priced equity financing or liquidity event. However, there is no guarantee that any such triggering event will occur. If the company does not raise a future priced equity round, does not achieve a liquidity event, and does not dissolve, your SAFE may never convert into equity, and you may never realize any return on your investment. Even if a conversion event does occur, the amount of equity you receive will depend on the terms of that future financing or event, which are unknown at this time and may be unfavorable. The valuation cap and discount rate in your SAFE provide some downside protection, but the actual valuation at conversion could be lower than the cap, and you could receive fewer shares than anticipated. SAFEs have no maturity date, no requirement for the company to repay your investment, and no interest payments, meaning your capital could be tied up indefinitely with no return.

An investment in Fringe Golf securities is highly speculative and involves a high degree of risk. You should invest only if you can afford to lose your entire investment. There is no public market for these securities, and none is expected to develop. The securities have not been registered under the Securities Act of 1933 or any state securities laws, and they are subject to significant restrictions on transfer. Under Regulation Crowdfunding, you will not be able to resell your securities for at least one year from the date of purchase, except in very limited circumstances such as to the company, to an accredited investor, as part of a registered offering, or to a family member or trust. Even after the one-year holding period, there is no assurance that any secondary market will exist or that you will be able to find a buyer for your securities. The lack of liquidity means you should be prepared to hold your investment for an indefinite period, potentially for the life of the company. The company is an early-stage business with limited operating history, and the likelihood of success is uncertain. Many early-stage companies fail, and if Fringe Golf is unable to execute its business plan, you could lose your entire investment.

As a holder of SAFEs or any equity securities that may be issued upon conversion, you will have no voting rights and no ability to influence or control any aspect of the company's business operations, strategy, or decision-making. The company's management and any future board of directors will make all decisions regarding the business, including decisions about raising additional capital, entering into strategic transactions, selling the company, issuing additional securities, incurring debt, making acquisitions, and declaring dividends (if any). You will have no ability to vote on these matters or to elect directors. Additionally, as a Regulation Crowdfunding investor, you will have limited information rights compared to investors in registered offerings or traditional venture capital investments. While the company is required to file annual reports with the SEC, these reports contain less detailed financial and operational information than reports required of public companies. You will be dependent on the company's management to operate the business in a manner that creates value for investors, and there can be no assurance that management's decisions will be successful or in the best interests of minority investors.

In this offering structure, the founder of Fringe Golf has designated themselves as the lead investor who will sign documents and make decisions on behalf of all investors in the special purpose vehicle (SPV). This arrangement creates a substantial and inherent conflict of interest because the founder simultaneously represents the interests of the company (as its founder and operator) and the interests of the investors (as the lead investor representative). These interests may not always align and may at times be directly adverse to one another. For example, decisions regarding valuation in future financing rounds, terms of acquisition offers, timing of liquidity events, allocation of proceeds in a sale or dissolution, or enforcement of investor rights may benefit the company and founder at the expense of investors, or vice versa. The founder will have access to material non-public information about the company's financial condition, operations, and prospects that other investors do not have, creating an information asymmetry. There is no independent third-party investor advocate or fiduciary representing the interests of crowdfunding investors. Investors should be aware that they are relying entirely on the founder to act in their best interests when making decisions on their behalf, despite the founder's conflicting role and interests as the company's operator.

## The Offering

### USE OF FUNDS

**9. What is the purpose of this offering?**

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

**10. How does the issuer intend to use the proceeds of this offering?** ⓘ

If we raise: **$50,000**

Use of Proceeds: If the minimum target amount is raised, the Company intends to allocate proceeds primarily to near-term, revenue-critical uses: 7.9% to the Wefunder platform fee, 37% to marketing and brand awareness (including digital performance advertising and influencer seeding), 30% to product development and inventory (seasonal collections and small-batch drops), 17.1% to payroll for core operational and creative personnel, and 8% to sales and distribution efforts including wholesale outreach; actual allocations may vary at management's discretion based on business conditions.

If we raise: **$1,235,000**

Use of Proceeds: If the maximum target amount is raised, the Company expects to broaden its allocation to support accelerated growth: 7.9% to the Wefunder platform fee, 32% to expanded marketing and brand initiatives (including digital advertising, athlete partnerships, and event activations), 25% to product development and inventory scaling across seasonal collections, 22.1% to payroll for an expanded revenue-facing team, and 13% to sales and distribution including B2B wholesale, retail placement, and agency commissions; management retains discretion to reallocate among these uses.

### DELIVERY & CANCELLATIONS

**11. How will the issuer complete the transaction and deliver securities to the investors?**

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

**12. How can an investor cancel an investment commitment?**

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

## Ownership and Capital Structure

### THE OFFERING

13. Describe the terms of the securities being offered.

To view a copy of the SAFE you will purchase, please see Appendix B, Investor Contracts. The main terms of the SAFEs are provided below.

*The SAFEs.* We are offering securities in the form of a Simple Agreement for Future Equity ("SAFE"), which provides Investors the right to **Preferred Stock** in the Company (**"Preferred Stock"**), when and if the Company sponsors an equity offering that involves **Preferred Stock**, on the standard terms offered to other Investors.

*Conversion to Preferred Equity.* Based on our SAFEs, when we engage in an offering of equity interests involving **Preferred Stock**, **Investors will receive a number of shares of Preferred Stock** calculated using the method that results in the greater number of **Preferred Stock**:

> the total value of the Investor's investment, divided by
>
> the price of **Preferred Stock** issued to new Investors
>
> if the valuation for the company is more than **$4,000,000.00** (the "Valuation Cap"), the amount invested by the Investor divided by the quotient of
>
> the Valuation Cap divided by
>
> the total amount of the Company's capitalization at that time.

*Additional Terms of the Valuation Cap.* For purposes of option (ii) above, the Company's capitalization calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

> Includes all shares of Capital Stock issued and outstanding;
>
> Includes all Converting Securities;
>
> Includes all (i) issued and outstanding Options and (ii) Promised Options; and
>
> Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

*Liquidity Events.* If the Company has an initial public offering or is acquired by, merged with, or otherwise taken over by another company or new owners prior to Investors in the SAFEs receiving **Preferred Stock**, Investors will receive

> proceeds equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount")

*Liquidity Priority.* In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard nonparticipating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

> Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);
>
> On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such

other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

Senior to payments for Common Stock.

**Securities Issued by the SPV**Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

**Voting Rights**If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

**Proxy to the Lead Investor**The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

**Restriction on Transferability**The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

---

**14. Do the securities offered have voting rights?**

☐ Yes
☑ No

---

**15. Are there any limitations on any voting or other rights identified above?**

See the above description of the Proxy to the Lead Investor.

---

**16. How may the terms of the securities being offered be modified?**

Any provision of this Safe may be amended, waived or modified by written consent of the Company and either:

i. the Investor or

ii. the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that with respect to clause (ii):

A. the Purchase Amount may not be amended, waived or modified in this manner,

B. the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and

C. such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and

B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

## Restrictions on Transfer of the Securities Being Offered:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

## Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| Class of Security | Authorized | Outstanding | Voting rights |
|---|---|---|---|
| Common Stock | 10000000 | 9615000 | ☑ |

| Class of Security | Total Pool | Issued | |
|---|---|---|---|
| Warrants | None | | |
| Options | None | | |

**Describe any other rights:**

The Company has not yet authorized Preferred stock, which investors in the SAFE (if converted) will receive. Preferred stock has has liquidation preference over common stock.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

**The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

### 21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of **shares of Preferred Stock**. As discussed in Question 13, when we engage in an offering of equity interests involving **Preferred Stock**, Investors may receive a number of shares of **Preferred Stock** calculated as either (i) the total value of the Investor's investment, divided by the price of the **Preferred Stock** being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time.

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the **Preferred Stock** that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our **board of directors**. Among the factors we may consider in determining the price of **Preferred Stock** are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

In the future, we will perform valuations of our **stock (including both common stock and Preferred Stock)** that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market

conditions and the nature and history of our business;

- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

## 22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

## 23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

## 24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

**25. What other exempt offerings has the issuer conducted within the past three years?**

| Offering date | Exemption | Security type | Amount sold | Use of proceeds |
|---|---|---|---|---|
| 4/2026 | Regulation D | SAFE | $12,500 | General operations |

**26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest: ⑦**

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

**For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.**

During 2025, the Company entered into certain transactions with related parties, including its co-founders, officers, and advisors. These transactions primarily consisted of (i) the contribution of inventory, a web domain, and an e-commerce account by a co-founder at incorporation and (ii) the payment of Company operating expenses and advances on the Company's behalf by co-founders. Management believes that the terms of these transactions were not materially different from those that would have been obtained in arm's-length transactions. No amounts were due to or from these related parties as of December 31, 2025.

## FINANCIAL CONDITION OF THE ISSUER

**27. Does the issuer have an operating history?**

Yes

**28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations. ⑦**

**Management's Discussion and Analysis of Financial Condition and Results of Operations**

**Overview of the Business and Financial Condition**

The Company generates revenue through the sale of golf apparel and through sponsorship of golf tournaments. The Company is headquartered in Boston, Massachusetts. The Company's customers are located in the United States. The Company plans to conduct a crowdfunding campaign under Regulation Crowdfunding in 2026 to raise operating capital.

We are an early-stage company and have generated operating income and positive cash flows from operations in recent periods. There can be no assurance that we will continue to be profitable in future periods.

As of June 25, 2026, we had cash and cash equivalents of approximately $12,372.42.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

**Business and Operating Uncertainty**

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

**Financial Condition**

As of December 31, 2025, our total assets were $2,349 and our current and non-current liabilities, as reflected in available financial statement fields, were $2,929.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

### Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents of approximately $518.

Over the past three months, we have a monthly net profit of approximately $6,544. The month of May was good for sales due to the tournament, but for the next three months, we expect to be breakeven or losing money.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we expect to have sufficient cash to fund operations for at least the next 12 months.

Our historical operations have been funded primarily through external financing.

### Liquidity Assumptions

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

### Dependence on Additional Financing

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

### Indebtedness and Capital Structure

As of the date of this offering statement, we did not have any outstanding indebtedness.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

During the past three years, we have conducted exempt offerings, resulting in the issuance of securities in aggregate amounts of approximately $12,500.

### Known Trends, Events, and Uncertainties

Management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

### Changes Since the Date of the Financial Statements

There have been no material changes in our operations or financial condition since the date of the financial statements included in this offering.

### Impact of This Offering

The proceeds from this offering are expected to be used for marketing & brand, influencer & athlete seeding with tour players and NCAA golfers, pop-ups at majors, and Alzheimer's cause-driven tournaments. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

### Forward-Looking Statements

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

---

## FINANCIAL INFORMATION

**29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:**

Refer to Appendix C, Financial Statements.

I, Patricia Holbrook, certify that:

(1) the financial statements of Fringe Golf Incorporated included in this Form are true and complete in all material respects; and

(2) the financial information of Fringe Golf Incorporated included in this Form reflects accurately the information reported on the tax return for Fringe Golf Incorporated filed for the most recently completed fiscal year.

*Patricia Holbrook*

Patricia Holbrook
Secretary

## STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

ⓘ

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        C. engaging in savings association or credit union activities? ☐ Yes ☑ No

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

    ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in any

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

## OTHER MATERIAL INFORMATION

**31. In addition to the information expressly required to be included in this Form, include:** ⓘ

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an individual that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such circumstances, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

## ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://fringegolfus.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

# APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement

- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Jeffrey Resten

- Patricia Holbrook

- Wesley Bevins

Appendix E: Supporting Documents

# Signatures

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

*The issuer certifies that it has established means to keep accurate records of the holders of the securities it would*

*offer and sell through the intermediary's platform.*

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement
- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Jeffrey Resten
- Patricia Holbrook
- Wesley Bevins

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

*The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.*

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

**Before you click on the button below, please review the information you have provided carefully.**

**We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.**

☑ **I verify the Form C is 100% accurate**

☑ **I agree to the** Wefunder Listing Agreement

☑ **I agree to the** Lead Investor Agreement

☑ I agree to the Rule 3a-9 Undertakings Agreement

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

Fringe Golf Incorporated

By

*Patricia Holbrook*

Chief Financial Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

*Patricia Holbrook*

Chief Financial Officer

7/13/2026

*Wes Bevins*

CEO

7/13/2026

*Jeffrey Resten*

President

7/13/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.